RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement
Dated April 26, 2017 To the Product Prospectus Supplement ERN-ETF-1 Dated January 11, 2016, the Prospectus Supplement Dated January 8, 2016, and the Prospectus Dated January 8, 2016	$805,000 Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada

Royal Bank of Canada is offering Barrier Enhanced Return Notes (the “Notes”) linked to the lesser performing of two exchange traded funds (each, a “Reference Asset” and collectively, the “Reference Assets”). The Notes offered are senior unsecured obligations of Royal Bank of Canada and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement. The Notes will not be listed on any securities exchange.
Reference Assets	Initial Levels	Barrier Levels(1)
SPDR® S&P® Biotech ETF (“XBI”)	$70.55	$42.33, which is 60.00% of its Initial Level
Health Care Select Sector SPDR® Fund (“XLV”)	$75.14	$45.08, which is 60.00% of its Initial Level
(1)Rounded to two decimal places
The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement dated January 11, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P-7 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	April 26, 2017	Principal Amount:	$1,000 per Note
Issue Date:	April 28, 2017	Maturity Date:	April 29, 2021
Valuation Date:	April 26, 2021	Leverage Factor:	188.50%
Initial Level:	For each Reference Asset, its closing share price on the Pricing Date, as set forth in the table above.
Final Level:	For each Reference Asset, its closing share price on the Valuation Date.
Redemption Amount:
If, on the Valuation Date, the Final Level of the Lesser Performing Reference Asset is greater than its Initial Level, then the investor will receive an amount equal to the principal amount multiplied by the product of the Percentage Change (as defined below) of the Lesser Performing Reference Asset and the Leverage Factor.
If the Final Level of the Lesser Performing Reference Asset is less than or equal to its Initial Level, but greater than or equal to its Barrier Level, the investor will receipt the principal amount.
If the Final Level of the Lesser Performing Reference Asset is less than its Barrier Level, then the investor will receive an amount that is less than the principal amount, and that reflects the percentage decrease in the share price of the Lesser Performing Reference Asset. An investor could lose all or a substantial portion of its investment in the Notes.

Lesser Performing Reference Asset:	The Reference Asset which has the lowest Percentage Change.
Interest Payments:	None.
CUSIP:	78012KL54
Dividend Equivalent Payments:
Non-U.S. holders will not be subject to withholding on dividend equivalent payments under Section 871(m) of the U.S. Internal Revenue Code. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

	Per Note	Total
Price to public(1)	100.00%	$805,000.00
Underwriting discounts and commissions(1)	3.25%	$26,162.50
Proceeds to Royal Bank of Canada	96.75%	$778,837.50
(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the Notes in these accounts may be between $967.50 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the date of this pricing supplement is $922.44 per $1,000 in principal amount, which is less than the price to public.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $32.50 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $32.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-17 below.

RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This pricing supplement relates to an offering of Barrier Enhanced Return Notes (the “Notes”) linked to the lesser performing of two exchange traded funds (the “Reference Assets”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Pricing Date:	April 26, 2017
Issue Date:	April 28, 2017
Term:	Four (4) years
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Valuation Date:	April 26, 2021
Maturity Date:	April 29, 2021
Initial Level:	For each Reference Asset, its closing share price on the Pricing Date, as specified on the cover page of this pricing supplement.
Final Level:	For each Reference Asset, its closing share price on the Valuation Date.
Barrier Level:	For each Reference Asset, 60.00% of its Initial Level, as specified on the cover page of this pricing supplement.
Leverage Factor:	188.50%
Redemption Amount:
On the Valuation Date, we will pay you at maturity an amount based on the Final Level of the Lesser Performing Reference Asset:
•      If the Final Level of the Lesser Performing Reference Asset is greater than its Initial Level, then the investor will receive an amount equal to:
$1,000 + ($1,000 x Percentage Change of the Lesser Performing Reference Asset x
Leverage Factor)
•      If the Final Level of the Lesser Performing Reference Asset is less than or equal to its Initial Level, but greater than or equal to its Barrier Level, the investor will receive the principal amount.
•      If the Final Level of the Lesser Performing Reference Asset is less than its Barrier Level, then the investor will receive an amount equal to:
$1,000 + ($1,000 x Percentage Change of the Lesser Performing Reference Asset)
In this case, the amount of cash that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Lesser Performing Reference Asset from the Pricing Date to the Valuation Date. Investors in the Notes could lose some or all of their investment if there has been a decline in the trading price of the Lesser Performing Reference Asset below its Barrier Level.

Percentage Change:	With respect to each Reference Asset: Final Level – Initial Level Initial Level
Lesser Performing Reference Asset:	The Reference Asset which has the lowest Percentage Change.
Market Disruption Event:
If a market disruption event occurs on the Valuation Date as to a Reference Asset, the determination of the Final Level of that Reference Asset will be postponed. However, the determination of the Final Level of any Reference Asset that is not affected by that market disruption event will not be postponed.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

P-2	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract in respect of the Reference Assets for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 11, 2016, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 11, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 11, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated January 11, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047385/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
HYPOTHETICAL EXAMPLES
The table set out below is included for illustration purposes only. The table illustrates the hypothetical Redemption Amount of the Notes for a hypothetical range of performance for the Lesser Performing Reference Asset, assuming the following terms:
Hypothetical Initial Level (for each Reference Asset):	1,000.00*
Hypothetical Barrier Level (for each Reference Asset):	600.00, which is 60.00% of the hypothetical Initial Level
Leverage Factor:	188.50%
Principal Amount:	$1,000 per Note
* The hypothetical Initial Level of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Level of either Reference Asset. The actual Initial Levels for each Reference Asset is set forth on the cover page of this pricing supplement. We make no representation or warranty as to which of the Reference Assets will be the Lesser Performing Reference Asset. It is possible that the Final Level of each Reference Asset will be less than its Initial Level.
Hypothetical Final Levels are shown in the first column on the left. The second column shows the Redemption Amount for a range of Final Levels of the Lesser Performing Reference Asset on the Valuation Date. The third column shows the Redemption Amount to be paid on the Notes per $1,000 in principal amount.
Hypothetical Final Level of the Lesser Performing Reference Asset	Redemption Amount as Percentage of Principal Amount	Redemption Amount per $1,000 in Principal Amount
1,300.00	156.55%	$1,565.50
1,200.00	137.70%	$1,377.00
1,100.00	118.85%	$1,188.50
1,000.00	100.00%	$1,000.00
900.00	100.00%	$1,000.00
800.00	100.00%	$1,000.00
700.00	100.00%	$1,000.00
600.00	100.00%	$1,000.00
599.90	59.99%	$599.90
500.00	50.00%	$500.00
400.00	40.00%	$400.00
250.00	25.00%	$250.00
0.00	0.00%	$0.00

P-5	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.
Example 1: The price of the Lesser Performing Reference Asset increases by 10% from the Initial Level of 1,000.00 to its Final Level of 1,100.00. Because the Final Level of the Lesser Performing Reference Asset is greater than the Initial Level, the investor receives at maturity, a cash payment of $1,188.50 per Note, calculated as follows:
$1,000 + ($1,000 x Percentage Change of the Lesser Performing Reference Asset x Leverage Factor)
= $1,000 + ($1,000 x 10% x 188.50%) = $1,188.50
Example 2: The price of the Lesser Performing Reference Asset decreases by 15% from the Initial Level of 1,000.00 to its Final Level of 850.00. Because the Final Level of the Lesser Performing Reference Asset is greater than its Barrier Level of 600.00, the investor receives at maturity, the principal amount despite the 15% decline in the share price of the Lesser Performing Reference Asset.
Example 3: The price of the Lesser Performing Reference Asset is 400.00 on the Valuation Date, which is less than its Barrier Level of 500.00. Because the Final Level of the Lesser Performing Reference Asset is less than its Barrier Level of 600.00, we will pay only $400.00 for each $1,000 in the principal amount of the Notes, calculated as follows:
Principal Amount + (Principal Amount x Reference Asset Return of the Lesser Performing Reference Asset)
= $1,000 + ($1,000 x -60.00%) = $1,000 - $600.00 = $400.00
* * *
The Payments at Maturity shown above are entirely hypothetical; they are based on prices of the Reference Assets that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Redemption Amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the securities included in either Reference Asset.

P-6	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Assets.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the share price of the Lesser Performing Reference Asset between the Pricing Date and the Valuation Date of more than 40%. You will lose one percent of the principal amount of your Notes for each one percent that the Lesser Performing Reference Asset has declined if the Final Level of the Lesser Performing Reference Asset is less than its Barrier Level.

•
Your Redemption Amount Will Be Determined Solely by Reference to the Lesser Performing Reference Asset Even if the Other Reference Asset Performs Better – Your Redemption Amount will be determined solely by reference to the performance of the Lesser Performing Reference Asset. Even if the Final Level of the other Reference Asset has increased compared to its Initial Level, or has experienced a decrease that is less than that of the Lesser Performing Reference Asset, your return will only be determined by reference to the performance of the Lesser Performing Reference Asset, regardless of the performance of the other Reference Asset.

•
Your Payment on the Notes Will Be Determined by Reference to Each Reference Asset Individually, Not to a Basket, and the Payment at Maturity Will Be Based on the Performance of the Lesser Performing Reference Asset — The Payment at Maturity will be determined only by reference to the performance of the Lesser Performing Reference Asset, regardless of the performance of the other Reference Asset. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the Notes, the individual performance of each of the Reference Assets would not be combined, and the depreciation of one Reference Asset would not be mitigated by any appreciation of the other Reference Asset. Instead, your return will depend solely on the Final Level of the Lesser Performing Reference Asset.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – You will not receive any interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the Redemption Amount is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the share prices of the Reference Assets increase after the Pricing Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Assets — The return on your Notes is unlikely to reflect the return you would realize if you actually owned shares of the Reference Assets. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on those securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Assets may have.

•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the share prices of the Reference Assets, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to

P-7	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
Inconsistent Research — Royal Bank or its affiliates may issue research reports on the Reference Assets or on securities that are, or may become, components of the Reference Assets. We may also publish research from time to time on financial markets and other matters that may influence the share prices of the Reference Assets or the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes or with the investment view implicit in the Notes or the Reference Assets. You should make your own independent investigation of the merits of investing in the Notes and the Reference Assets.

•
Market Disruption Events and Adjustments – The Redemption Amount and the Valuation Date are subject to adjustment as to each Reference Asset as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
Each Reference Asset and its Underlying Index Are Different — The performance of each Reference Asset may not exactly replicate the performance of its underlying index, because each Reference Asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of each Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such Reference Asset or due to other circumstances. Each Reference Asset may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

During periods of market volatility, securities underlying each Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of a Reference Asset and the liquidity of a Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Reference Asset. As a result, under these circumstances, the market value of shares of such Reference Asset may vary substantially from the net asset value per share of such Reference Asset. For all of the foregoing reasons, the performance of each Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of such Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity
•
Adjustments to the Reference Asset Could Adversely Affect the Notes — The advisor of each Reference Asset (the “Advisor”), is responsible for calculating and maintaining the Reference Asset. The Advisor can add, delete or substitute the stocks comprising the applicable Reference Asset. The Advisor may make other methodological changes that could change the share price of the applicable Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

P-8	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
•
We Have No Affiliation with the Index Sponsors and Will Not Be Responsible for Any Actions Taken by the Index Sponsors — The sponsor of the underlying index for each Reference Asset is not our affiliate and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsors have no obligation of any sort with respect to the Notes. Thus, the index sponsors have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the index sponsors.

•
We and Our Affiliates Do Not Have Any Affiliation with the Advisor and Are Not Responsible for Its Public Disclosure of Information — We and our affiliates are not affiliated with the Advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding their methods or policies relating to the Reference Assets. The Advisor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Assets that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the Advisor or the Reference Assets contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Assets.

•
The Reference Assets Are Subject to Management Risks — The Reference Assets are subject to management risk, which is the risk that the applicable Advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the Advisor may invest a portion of the Reference Assets’ assets in securities not included in the relevant industry or sector but which the Advisor believes will help the Reference Asset track the relevant industry or sector.

•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Assets or the securities held by the Reference Assets that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Assets, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the securities held by the Reference Assets, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Assets. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Assets, and, therefore, the market value of the Notes.

•
The Securities Composing the Underlying Index of Each Reference Asset Are Concentrated in One Sector — All of the securities included in each Reference Asset are issued by companies in a single sector, namely, biotechnology and health care, as applicable.  As a result, the securities that will determine the performance of each Reference Asset and the level of its underlying index, which the Reference Asset seeks to replicate, are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities composing an underlying index, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in these market sectors. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

P-9	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
INFORMATION REGARDING THE REFERENCE ASSETS
Information provided to or filed with the SEC by the Reference Assets under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers (i) 333-57793 and 811-08839 for the XBI and (ii) 333-57791 and 811-08837 for the XLV through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Assets is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Assets with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the investment adviser. Each investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Each investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
We obtained the information regarding the historical performance of each Reference Asset set forth below from Bloomberg Financial Markets.
Each fund is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to each of the separate investment portfolios, including the Basket Components, all of which are offered by the Select Sector SPDR Trust, a registered investment company.
Each fund utilizes a “replication” investment approach in attempting to track the performance of the applicable underlying index. The Basket Components typically invest in substantially all of the securities which comprise the applicable underlying index in approximately the same proportions as that index. Each fund will normally invest at least 95% of its total assets in the common stocks that comprise the applicable underlying index.
The SPDR® S&P® Biotech ETF (“XBI”)
The XBI is an investment portfolio maintained and managed by SSgA Funds Management, Inc. (“SSFM”). The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index (the “underlying index”). The underlying index represents the biotechnology sub-industry portion of the Standard & Poor’s (“S&P”) Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XBI is composed of companies that are in the biotechnology sector.  The XBI trades on NYSE Arca under the ticker symbol “XBI.”
The XBI utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The XBI typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The XBI will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.
The S&P® Biotechnology Select Industry® Index
The underlying index is an equal-weighted index that is designed to measure the performance of the biotechnology sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (the “NYSE”) (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the biotechnology sub-industry portion of the S&P TMI.
To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:
•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or
•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

P-10	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.
Eligibility factors include:
•
Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

•
Liquidity:  The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

•
Takeover Restrictions:  At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

•
Turnover:  S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

The Health Care Select Sector SPDR® Fund (“XLV”)
The XLV seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Health Care Select Sector Index. The S&P® Health Care Select Sector Index measures the performance of the health care sector of the U.S. equity market. The XLV is composed of companies whose primary line of business is directly associated with the health care sector.
The Underlying Index
We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), as compilation agent for the underlying Index or S&P Dow Jones Indices LLC (“S&P”).
The Underlying Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the healthcare sector.
Eligibility Criteria for Index Components
The stocks included in each Select Sector Index are selected by Merrill Lynch acting as Index Compilation Agent, in consultation with S&P, from the universe of companies represented by the S&P 500® Index. S&P acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the nine Select Sector Indices together comprise all of the companies in the S&P 500® Index.
Index Maintenance
Each Select Sector Index was developed and is maintained in accordance with the following criteria:
•	Each of the component stocks in a Select Sector Index (the “SPDR Component Stocks”) is a constituent company of the S&P 500® Index.

P-11	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
•
The Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

•
Merrill Lynch, acting as the Index Compilation Agent, assigns each constituent stock of the S&P 500® Index to a Select Sector Index. Merrill Lynch, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•
S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Select Sector Indices.

•
Each Select Sector Index is calculated by S&P using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to certain Internal Revenue Code requirements

Calculation of the Underlying Index
Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.
Merrill Lynch may at any time determine that a SPDR® Component Stock which has been assigned to one Select Sector Index has undergone a transformation in the composition of its business, and that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that Merrill Lynch notifies S&P that a SPDR® Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes, and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable.
SPDR® Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

P-12	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
Historical Information for the SPDR® S&P® Biotech ETF (“XBI”)
The graph below sets forth the information relating to the historical performance of the XBI. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of the XBI. The information provided in this table is for the four calendar quarters of 2012, 2013, 2014, 2015, and 2016, the first calendar quarter of 2017, and for the period from April 1, 2017 through April 26, 2017.
We obtained the information regarding the historical performance of the XBI in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.
Period-Start Date	Period-End Date	High Intra-Day Price of this Reference Asset ($)	Low Intra-Day Price of this Reference Asset ($)	Period-End Closing Price of this Reference Asset ($)
1/1/2012	3/31/2012	27.56	21.94	26.79
4/1/2012	6/30/2012	30.00	24.29	29.49
7/1/2012	9/30/2012	32.20	28.12	31.14
10/1/2012	12/31/2012	32.15	27.13	29.30
1/1/2013	3/31/2013	33.58	29.99	33.29
4/1/2013	6/30/2013	37.84	32.13	34.75
7/1/2013	9/30/2013	44.14	35.68	43.05
10/1/2013	12/31/2013	44.11	37.79	43.40
1/1/2014	3/31/2014	57.50	42.70	47.49
4/1/2014	6/30/2014	51.92	38.46	51.35
7/1/2014	9/30/2014	54.64	44.66	51.99
10/1/2014	12/31/2014	63.90	47.28	62.21
1/1/2015	3/31/2015	81.57	60.67	75.17
4/1/2015	6/30/2015	87.20	67.88	84.08
7/1/2015	9/30/2015	91.11	59.16	62.25
10/1/2015	12/31/2015	73.80	60.27	70.08
1/1/2016	3/31/2016	69.11	44.16	51.66
4/1/2016	6/30/2016	59.87	48.98	54.09
7/1/2016	9/30/2016	69.20	53.80	66.29
10/1/2016	12/31/2016	68.16	53.16	59.19
1/1/2017	3/31/2017	72.58	58.67	69.34
4/1/2017	4/26/2017	71.03	66.00	70.55
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-13	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
Historical Information for the Health Care Select Sector SPDR® Fund (“XLV”)

The graph below sets forth the information relating to the historical performance of the XLV. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of the XLV. The information provided in this table is for the four calendar quarters of 2012, 2013, 2014, 2015, and 2016, the first calendar quarter of 2017, and for the period from April 1, 2017 through April 26, 2017.
We obtained the information regarding the historical performance of the XLV in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.
Period-Start Date	Period-End Date	High Intra-Day Price of this Reference Asset ($)	Low Intra-Day Price of this Reference Asset ($)	Period-End Closing Price of this Reference Asset ($)
1/1/2012	3/31/2012	37.66	34.72	37.59
4/1/2012	6/30/2012	38.03	35.38	38.00
7/1/2012	9/30/2012	40.68	37.18	40.11
10/1/2012	12/31/2012	41.40	38.49	39.95
1/1/2013	3/31/2013	46.03	40.38	45.95
4/1/2013	6/30/2013	50.40	45.83	47.61
7/1/2013	9/30/2013	52.19	47.18	50.57
10/1/2013	12/31/2013	55.70	49.59	55.44
1/1/2014	3/31/2014	60.48	54.65	58.49
4/1/2014	6/30/2014	61.30	55.39	60.83
7/1/2014	9/30/2014	65.27	59.71	63.91
10/1/2014	12/31/2014	71.42	59.21	68.38
1/1/2015	3/31/2015	76.00	67.63	72.50
4/1/2015	6/30/2015	76.66	71.32	74.39
7/1/2015	9/30/2015	77.39	56.63	66.23
10/1/2015	12/31/2015	73.16	65.72	72.05
1/1/2016	3/31/2016	71.38	62.69	67.78
4/1/2016	6/30/2016	72.83	67.37	71.72
7/1/2016	9/30/2016	75.99	71.11	72.11
10/1/2016	12/31/2016	72.42	65.99	68.94
1/1/2017	3/31/2017	76.74	68.75	74.36
4/1/2017	4/26/2017	75.44	73.16	75.14
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-14	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 11, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury Department regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Assets or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on April 28, 2017, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 12 months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-15	RBC Capital Markets, LLC

Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due April 29, 2021 Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Assets.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Assets, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-16	RBC Capital Markets, LLC